The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600


04045850

October 28, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Legal Proceedings against UFJ Group

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/3

10/28/04 9:34AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By

Name : Tsukasa Tanigawa
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Legal Proceedings against UFJ Group

Tokyo, October 28, 2004 --- Sumitomo Trust today commenced legal proceedings against UFJ Holdings, UFJ Bank and UFJ Trust Bank (collectively, the "UFJ Group"), pursuant to the Basic Agreement entered into between the UFJ Group and Sumitomo Trust on May 21, 2004. These proceedings seek:

(i) to prohibit the UFJ Group from entering into discussions with, or providing information to, any third party, in conflict with the transfer of UFJ Trust Bank's business to Sumitomo Trust until the end of June 2005; and

(ii) to compel the UFJ Group to fulfill its obligation to discuss with us regarding the transfer of UFJ Trust Bank's business to Sumitomo Trust until the end of June 2005.

Although on August 30, 2004 the Supreme Court did not admit the necessity for provisional relief in the provisional injunction proceedings instituted by us pursuant to the Basic Agreement, the court affirmed that, due to the legally-binding nature of that agreement, Sumitomo Trust has an exclusive negotiation right in connection with the transfer of UFJ Trust Bank's business to Sumitomo Trust. Accordingly, any discussion and provision of information by the UFJ Group to a third party, in conflict with our exclusive negotiation right, would constitute a breach of contract.

We commenced this legal action because Japan is a country that observes the rule of law and requires its citizens to honor their legal obligations under contracts (that is, the doctrine of "*pacta sunt servanda*"). We therefore firmly believe that the UFJ Group's breach of contract should be strongly prohibited and that we should be placed in a position as if that breach had never occurred, through the enforcement of our rights as affirmed by the Supreme Court.

- End of Press Release -

For enquiries, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654